   January 30, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	ImmunoGen, Inc.
Form 10-K for Fiscal Year Ended June 30, 2006
Filed August 28, 2006
File No. 000-17999

Dear Mr. Rosenberg:

ImmunoGen, Inc. (the “Company”) hereby responds to the comments set forth in your letter dated January 5, 2007.  The comment in the letter is reproduced below in italics, together with our responses thereto in plain text.

Form 10K for the fiscal year ended June 30, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 44

Comment:

You recognized revenue of $1.1 million from the sanofi-aventis contract in the quarter ended September 30, 2005 rather than in fiscal 2005, the year it was earned.  This resulted in net loss being understated in the quarter ended September 30, 2005 by 18.9% and net loss being overstated for the year ended June 30, 2005 by 11.2%.  Please provide us your analysis supporting your conclusion that this error is not material and that your financial statements should not be restated.  In your analysis also show us the dollar and percentage effect of the error on each quarter in fiscal 2005.

Response:

Executive summary

In October 2005, the period in which the error was identified, the Company completed an analysis of the effects of the previously unrecorded revenue  in accordance with SEC Staff Accounting Bulletin No. 99 — Materiality (“SAB 99”) for each quarter of fiscal year 2005 prior to the filing of its Form 10-Q for the period ended September 30, 2005, in order to determine whether the unrecorded revenue was material enough to warrant restatement of prior periods. The Company concluded, at that time, that it was not material and a restatement of any previously reported results was not appropriate.  The discussion below includes the key elements of that analysis and additional facts as they relate to the results of operations for the full year of fiscal 2006, which is now complete.

When determining what constituted ‘material’, the Company looked to Statement of Financial Accounting Concepts No. 2, which describes the concept of materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  The Company also reviewed paragraph 29 of Accounting Principles Board Opinion No. 28 which states that “amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Based upon these concepts and the following analysis, prepared under the guidance of SAB 99, the Company believes that a restatement of its prior period financial statements as a result of the previously unrecorded revenue is not required.

Qualitative assessment:

The Company believes that, as a biotechnology Company with no approved products, the information that is most critical to its stockholders, potential investors and analysts is as follows:

1.               The level of the Company’s stockholders’ equity.

2.               The amount of cash on hand and the rate at which the Company is using its cash.

3.               Information about the status of its product development including the results of clinical trials performed by the Company and its collaborative partners.

4.               The identity of the Company’s collaborative partners and the amount of committed research funding expected to be received from each partner.

5.               Whether the Company has sufficient cash on hand to continue to move its product candidates to the next level of clinical trials.

The Company’s belief that these items are most critical is evidenced by the fact that the great majority of questions that we receive from analysts are related to the five points above with very limited and clearly secondary analyst discussions around results from operations. Additionally, the Company’s cash and marketable securities of over $90 million at the end of each period in fiscal 2005 was not impacted by this error.

It was after careful consideration of each of these factors that we made a determination of the materiality of this error.

Quantitative analysis

In addition to the qualitative factors discussed above, the Company also completed a quantitative analysis that compared the effects that the unrecorded revenue had on total revenue and net loss for each quarter of fiscal 2005 and its first fiscal quarter of 2006. The most significant impact this unrecorded revenue had in fiscal year 2005 was to the reported results for the period ended December 31, 2004 (the Company’s second fiscal quarter), with the $404,000 from the previously unrecorded revenue resulting in our net loss being overstated by 22.4% (see Exhibit A attached).  Despite this overstatement, the trend of the Company’s financial results was not impacted in this period or in any other period in this fiscal year.  The Company recorded a net loss from operations in the three month period ended September 30, 2004 compared to net income in the three month period ended June 30, 2004.  Thereafter, net loss as reported:

•                  decreased in the period ended December 31, 2004 compared to the period ended September 30, 2004;

•                  increased in the period ended March 31, 2005 as compared to the period ended December 31, 2004: and

•                  decreased in the period ended June 30, 2005 as compared to the period ended March 31, 2005.

These trends would not have been different had the Company recognized the appropriate portion of the previously unrecorded revenue amounts in each of those periods.  The previously unrecorded revenue also did not change a net loss into net income or net income into a net loss for any of the periods under review.  The Company’s analysis of the previously unrecorded revenue as it related to the total revenue of the Company showed that the impact to its revenue in fiscal year 2005 was less than 3% (see Exhibit A).  The impact on revenue was less than 5% for each reporting period and in every case the trend of revenue increases or decreases by period was not impacted by the previously unrecorded revenue amounts.

The Company’s evaluation of materiality also took into consideration the effects of the previously unrecorded revenue as it related to results for the period ended September 30, 2005 (the Company’s first fiscal quarter 2006) as well as to expected total revenue and net loss for fiscal 2006.  The previously unrecorded revenue resulted in the Company’s net loss for this period being understated by 18.4% and revenue being overstated by 15.8% (see Exhibit A).  Additionally, the previously unrecorded revenue was not expected to have a material effect on total revenue, net loss or trend of earnings for the year ending June 30, 2006.  Disclosure was provided in the Company’s Form 10Q for the period ended September 30, 2005 regarding revenue reported in that period associated with the fiscal year 2005 activity in both Footnote A to the Consolidated Financial Statements as well as in “Management’s Discussion and Analysis”, Results of Operations - Revenue.

The Company has now taken the opportunity to review the effects of the previously unrecorded revenue as it relates to net loss, total revenue and stockholders’ equity for the entire fiscal year ended June 30, 2006.  The impact of the previously unrecorded revenue on its net loss for the fiscal year ended June 30, 2006 was to understate that loss by 5.6%, which the Company has determined not to be material.  The Company further notes that the previously unrecorded revenue did not mask a change in the earnings trend.  Net loss as reported increased in the quarter ended September 30, 2005 from the previous quarter, and adjusting for the previously unrecorded revenue amounts impacting this quarter would not have changed that trend. The percentage impact of the previously unrecorded revenue on the Company’s total revenue for the fiscal year ended June 30, 2006 was 3.4%.  The previously unrecorded revenue amounts did affect the trend of the revenue between the quarters ended June 30, 2005 and September 30, 2005, but did not affect the trend of revenue decreasing in the quarter ended December 31, 2005 as compared to September 30, 2005.  While the revenue trend was impacted for the one period, there was clear and thorough disclosure of the incremental revenue in the period ended September 30, 2005 (as noted above) to make investors aware of what had occurred and how it was reflected in the Company’s consolidated financial statements.

As noted above, we believe that stockholder’s equity of the Company is a critical measure to our stockholders and potential investors.  The impact on our stockholder’s equity did not exceed 1.2% for any reporting period under review.

Other SAB 99 Considerations

In the process of evaluating materiality, the Company carefully reviewed the other considerations discussed in SAB 99.  With respect to these considerations, the previously unrecorded revenue does not:

•                  involve the concealment of an unlawful transaction;

•                  affect the Company’s compliance with regulatory requirements;

•                  affect the Company’s compliance with loan covenants or other contractual requirements;

•                  have the effect of increasing management’s compensation by either satisfying requirements for the award of bonuses or other forms of incentive compensation;

•                  concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability, as the Company operates in only one segment; or

•                  hide a failure to meet analysts’ consensus expectations.

Investors focus on biotechnology companies at ImmunoGen’s stage of development that can successfully execute a business model based on solid cash management and vigorous product development.  The Company’s current business model is not designed to maximize earnings; rather it is intended to provide a way for the Company to direct significant dollars to developing its own wholly owned products while not requiring it to continually raise cash and potentially dilute its investors.  Consistent with this, it has been the Company’s practice to provide guidance to investors on its net loss, but not on revenues or expenses.  The Company also provides guidance on its expected cash used in operations in response to the focus by investors on this metric.  The previously unrecorded revenue did not impact the Company’s ability to meet its guidance to investors for either fiscal 2005 or 2006.  The Company’s net loss guidance for fiscal year 2005 was $17 -$20 million, which the Company provided in a quarterly conference call on August 12, 2004.  On May 5, 2005, the Company updated this guidance to an expected net loss of $12-$13 million.  The Company’s actual net loss for fiscal year 2005 was $11 million.  The Company would have reported better results for fiscal 2005 whether or not the $1.1 million in previously unrecorded revenue was recognized in that fiscal year.  Similarly, on August 11, 2005 ImmunoGen provided guidance on its expected net loss for fiscal year 2006 in the range of $17-$19 million.  The Company did not update this guidance during fiscal 2006 and reported a $17.8 million loss for that fiscal year, which was within the range of its guidance.  Without the impact of the previously unrecorded revenue, the loss for the year would have been $18.9 million; again, within the Company’s prior guidance.

Conclusion:

While certain effects of the previously unrecorded revenue on total revenue and net loss for the periods discussed herein may be considered quantitatively large, the Company does not believe that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.  The Company believes that its stockholders and investors are more concerned with the Company’s financial position, the rate at which it is using its cash, its collaborative partners and the results and status of ImmunoGen’s technology.  While this by no means relieves the Company of its obligation to fairly present its financial statements, it is relevant to the consideration of materiality.  The trend of the Company’s earnings was not affected by this item nor was a trend in earnings masked by this item.  The Company clearly and thoroughly disclosed this item in its Form 10-Q for the quarter ended September 30, 2005 and its 10-K for the fiscal year ended June 30, 2006. The Company has concluded that a restatement of any previously unrecorded revenue amounts is not necessary based on the qualitative and quantitative considerations of SAB 99 discussed above.

Company’s Acknowledgement Statement

In addition to the foregoing, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this response within the extension period that was requested on January 16, 2007.  We believe this response letter clearly identifies the comments to which our responses relate, and have therefore not provided a separate cover letter.

Please do not hesitate to contact me at 617-995-2509 if you have any questions or comments regarding this response.

Very truly yours,

Daniel M. Junius
Executive Vice President
    and Chief Financial Officer

cc:	Mr. Michael Donovan
Ms. Irene Houde

Ernst & Young

Jonathan L. Kravetz, Esq.
Anthony E. Hubbard, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Exhibit A

Unbilled sanofi-aventis Revenue

(amounts in thousands)

										Cumulative
	Previously			Impact	Total		Impact			Impact
	Unrecorded	Net Loss	Proforma	on Net	Revenue	Proforma	on Total	Equity	Proforma	on
	Revenue	As Reported	Net Loss	Loss (%)	As Reported	Revenue	Revenue (%)	As Reported	Equity	Equity (%)
Period Ended June 30, 2004	—	$302	$302	0.0%	$9,312	$9,312	0.0%	$97,137	$97,137	0.0%

Period Ended September 30, 2004	$110	(2,471)	(2,361)	4.7%	9,006	9,116	-1.2%	94,646	94,756	-0.1%
Period Ended December 31, 2004	404	(2,209)	(1,805)	22.4%	9,047	9,451	-4.3%	92,492	93,006	-0.6%
Period Ended March 31, 2005	300	(3,551)	(3,251)	9.2%	10,230	10,530	-2.8%	89,406	90,220	-0.9%
Period Ended June 30, 2005	247	(2,720)	(2,473)	10.0%	7,434	7,681	-3.2%	86,842	87,903	-1.2%

Fiscal 2005	1,061	(10,951)	(9,890)	10.7%	35,717	36,778	-2.9%	86,842	87,903	-1.2%

Period Ended September 30, 2005	(1,061)	(4,706)	(5,767)	-18.4%	7,777	6,716	15.8%	82,971	82,971	0.0%
Period Ended December 31, 2005	—	(3,502)	(3,502)	0.0%	6,587	6,587	0.0%	80,135	80,135	0.0%
Period Ended March 31, 2006	—	(2,981)	(2,981)	0.0%	9,355	9,355	0.0%	78,421	78,421	0.0%
Period Ended June 30,2006	—	(6,645)	(6,645)	0.0%	8,369	8,369	0.0%	72,350	72,350	0.0%

Fiscal 2006	(1,061)	(17,834)	(18,895)	-5.6%	32,088	31,027	3.4%	72,350	72,350	0.0%